SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

September 3, 2002

Provalis plc
(Translation of Registrant's Name into English)

Newtech Square
Deeside Industrial Park
Deeside
Flintshire
CH5 2NT
(Address of Principle Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.)

For Immediate Release
3rd September 2002

Provalis plc

Preliminary Results for the Year Ended 30th June 2002

Strong operating progress not yet reflected in the financial results

Provalis (LSE:PRO; NASDAQ:PVLSD), the medical diagnostics and pharmaceuticals company, announces Group turnover increased 21% to £9.4m in 2002 driven by the acquisition of Diclomax®. Gross profit was £5.3m representing an increase of £2.2m, corresponding to an improved margin of 56% versus 40% in 2001. Excluding exceptional items Provalis reports a reduced operating loss of £4.9m (2001; £6.0m). Loss per share excluding exceptional items decreased to 1.7p (2001; 2.4p). Group operating cash burn decreased to £3.7m (2001; £6.0m) with closing cash of £10.4m (2001; £8.7m) following fundraising of £10.1m net of expenses.

Glycosal®, the Company's CLIA waived diagnostic test for diabetes, has been newly launched in the US market for professional non-laboratory use. Initial orders, which will include an amount of stock building, have been strong and well ahead of internal expectations. While it is too early to say how quickly these orders will turn into repeat customer sales, the Group is optimistic and expects the Medical Diagnostics business to post significantly increased sales in the year ahead.

Highlights:

- Diclomax® range of products acquired from Pfizer Inc. for £14.5m.
- Diclomax® - prescription sales growing and performance in line with expectations.
- CLIA-waiver approval granted for Glycosal® allowing US launch for non-laboratory use.
- Award of key US patent protecting Glycosal® core technology.
- Takeda Pharmaceuticals select Glycosal® for use in physicians' surgeries within the UK
- Cholestech Corporation appointed as distributor for Glycosal® and quickly signs supply agreement with Abbott Laboratories.
- New manufacturing and warehouse facility opened to support Glycosal®
- Share placing raised £10.1m to support Medical Diagnostics R&D.
- Proposed divestment of Vaccine R&D programmes.

Commenting on the full year results, Mr Frank Harding, Chairman of Provalis, noted: "We are more confident than ever that the company is on the right track. 2002 saw a big step forward in terms of achieving key operational milestones although our financial results do not yet mirror our operational progress."

Dr Phil Gould, Chief Executive Officer, stated: "In 2002 we laid what we believe are the secure foundations for our future growth and we look forward to reporting further advances in the year ahead."

Financial Highlights (before Exceptional Items)

	H2 2002 £m	H1 2002 £m	% Improvement	FY 2002 £m	FY 2001 £m	% Improvement
Group sales	5.7	3.7	54	9.4	7.8	21
Gross profit	3.5	1.8	94	5.3	3.1	71
Operating loss	(1.6)	(3.3)	52	(4.9)	(6.0)	18
EBITDA	(0.4)	(3.2)	88	(3.6)	(5.6)	36
Loss before tax	(1.5)	(3.2)	53	(4.7)	(5.5)	15
Operating cash burn	(1.7)	(2.0)	15	(3.7)	(6.0)	38
Earnings per share				(1.7)p	(2.4)p	29

"Safe Harbor" Statement under the US Private Securities Litigation Reform Act of 1995: Statements in this announcement that relate to future plans, expectations, events, performances and the like are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. Actual results of events could differ materially from those described in the forward-looking statements due to a variety of factors. Such factors include, among others: the success of the Group's research and development strategy; uncertainties related to future trial results and the regulatory process; the execution and success of collaborative agreements with third parties; the impact of future laws, regulations and policies; the Group's intellectual property position and the success of patent applications for its products and technologies; stock market trends in the Group's sector; the Group's dependence on key personnel; general business and economic conditions; and other factors beyond the Group's control that may cause the Group's available capital resources to be used more quickly than expected. These and other factors that could affect the Company's future results are more fully described in its filings with the US Securities and Exchange Commission, in particular the latest 20-F filing, copies of which are available from the Company Secretary at the Company's registered address.

For further information: -

Dr Phil Gould, Chief Executive, Provalis plc, Tel: 01244 833463

Mr Neil Kirkby, Finance Director, Provalis plc, Tel: 01244 833552

Lisa Baderoon, Buchanan Communications, Tel: 020 7466 5000

Provalis' Internet Website; http://www.provalis.com

Notes to Editors

Provalis plc (LSE:PRO; NASDAQ:PVLSD) is a healthcare company with three separate divisions:-

Medical Diagnostics – develops and sells to world markets medical diagnostic products for chronic disease management. The division's principle products are Glycosal® and Osteosal® in the areas of diabetes and osteoporosis respectively.

Healthcare – sells and markets its own, and third party, branded, prescription medicines in the UK to GPs and hospitals through its own regionally managed sales force. The division's principle product is Diclomax®, a medicine used in the treatment of muscular-skeletal disorders, and it also sells products in the areas of gastroenterology, osteoporosis, migraine and dermatology.

Therapeutics R&D – develops a range of vaccine candidates for the prevention of infectious diseases through a network of research collaborators.

CHAIRMAN'S & CHIEF EXECUTIVE'S STATEMENT

In 2002 Provalis made significant progress. We are more confident than ever that the Company is on the right track. The year saw a big step forward in terms of achieving key milestones although the financial results have not yet mirrored our operational success.

Newly signed agreements and recent regulatory approvals for Glycosal®, our diabetes diagnostic test, have already lead to strong initial orders. The continued success of our newly acquired anti-arthritic medicine Diclomax® (diclofenac) has contributed towards the critical mass of our UK pharmaceuticals drug portfolio. Together these products position us to deliver sustained profitability in the years to come.

In 2002 we laid what we believe are the foundations for our future growth and we look forward to reporting further progress in the year ahead.

Such success has not been without incident. Most importantly, the development of the sales programme for Glycosal® was delayed and there was a short term reduction in orders for Healthcare products. We subsequently had to revise our forecasts for the year. While sharing the market's disappointment with these incidents, now that the causes have been satisfactorily resolved, we believe they should not mask the significant progress that was made during the year.

It is worth noting that our newly signed marketing partner Cholestech Corporation is already enjoying significant success with selling Glycosal® and has exceeded our original targets at this early stage. It is too early to predict how these initial stocking orders will translate into repeatable product sales but we remain encouraged by Cholestech's progress.

Medical Diagnostics is a key driver for growth

Provalis is one of the leading companies working to produce medical diagnostic tests for diabetes. We consider that Glycosal® is the best product for HbA1c testing that is commercially available for professional non-laboratory use. Our test is not only faster but also cheaper and easier to use than competitor products. This confidence seems to be echoed by the size of the firm orders placed with us so far this year. We are optimistic about future growth prospects and are encouraged by what we have seen so far.

Confidence in Medical Diagnostics further boosted

Glycosal® has been selected by Abbott Laboratories to serve the HbA1c testing needs of its customers. This exciting agreement generates immediate sales of both instruments and cartridges to a large number of physicians' surgeries and hospital laboratories across the US. This highly visible deal should not only provide a strong revenue stream but also act as an excellent springboard from which to generate additional sales.

In addition we were pleased to report in February 2002 that Takeda Pharmaceuticals UK has elected to provide and promote Glycosal® as a core component of the disease management programme supporting its type 2 anti-diabetic drug Actos®.

Not just a single medical diagnostic product company

Glycosal® is pivotal to our success but it is not the only driver of medical diagnostic sales. We have made good progress with the development of our second generation test codenamed G5. Manufacturing prototypes are now available and discussions with a number of potential development and marketing partners are in progress. Novel tests in other therapeutic areas can also utilise the Glycosal®/G5 core technology.

We are preparing for the development of our disposable OTC diabetes test codenamed 'Micro G'. This will use the basic technology from both Glycosal® and G5 but in a simple, compact version. Funds to support the development of this product were raised in the spring.

We also have, in Osteosal®, a simple device and test to aid the early diagnosis and therapy monitoring of osteoporosis. The product is used by Aventis to aid its pharmaceutical promotional activities.

Strengthening our healthcare portfolio

One of the most important achievements over the last year was the acquisition of the UK marketing licences, trademarks, goodwill and stocks of the Diclomax® range of products from Pfizer.

Diclomax® is a once-a-day treatment for musculo-skeletal disorders, such as osteo and rheumatoid arthritis, and general analgesia (pain relief). It is prescribed mainly to the elderly and provides an excellent and acceptable cost-effective therapy.

Diclomax® was acquired for £14.5m. The drug had sales of £6.7m in 2000. We negotiated favourable payment terms comprising an initial payment of £1.9m and the balance payable in instalments over three years. The product is both profitable and cash generative.

Transfer of the Diclomax® product range has gone smoothly and sales have performed in line with expectations since acquisition in December 2001 recording £3.9m in the first 7 months. The number of prescriptions for Diclomax® is increasing, a direct result of the advertising campaign which commenced in April 2002 and the efforts of our dedicated UK sales-force.

One disappointment in the healthcare portfolio was the poor uptake of Pennsaid®, a topical formulation of diclofenac licensed from Dimethaid Research in Canada. Sales in the year were only £0.2m despite extensive marketing efforts. Without any warning, Dimethaid took the decision to terminate the agreement and we are seeking compensation from them.

Progress towards financial self-sufficiency

Acquiring Diclomax® has given the Company a stronger, more stable revenue base and we are now seeing prescription sales growth. Glycosal® has started well in the US and we are optimistic about the future prospects for it. Our UK pharmaceutical sales organisation has the capacity to allow the further expansion of our drug portfolio. In the spring we raised £10.1m for the development of our new diabetes diagnostic product Micro G and the distribution of G5, our next generation diabetes diagnostic product. The order book for Medical Diagnostics already exceeds sales by that business in the whole of 2002. This gives us confidence that we are able to achieve our operational goals for the year ahead.

Divesting Vaccines R&D Programmes

It is time to focus our resources and energies on our key strengths. We have an excellent product in Glycosal® and a profitable healthcare business; nothing can be allowed to stand in the way of their success. To this end we have decided that the future demands of mainstream vaccines research are incompatible with our current focus and have decided to offer a number of these vaccine programmes for sale.

Appreciation

Finally, we thank all our employees for their dedication and enthusiasm. Much has been achieved and this has put the company on a firm footing from which we are now reaping the benefits - stronger pharmaceutical products in the market such as Diclomax® and the growth of US sales of Glycosal®. We are confident of achieving improved results this year.

We are pleased by the firm foundations that have been laid for Provalis during 2002 and are excited by the prospects for the year ahead.

Frank Harding
Chairman

Philip Gould
Chief Executive

OPERATING REVIEW

Medical Diagnostics

Sales in the Medical Diagnostics division were £0.9m. This was lower than both our expectations and the £1.3m in sales reported in 2001.

This unexpected disappointment was caused by a number of issues, particularly during the latter part of the year. The causative factors have now been isolated and addressed. We believe that they can be put behind us as we focus on the challenges ahead.

Production capacity was a concern during the first half of the year. This has now been resolved by the new Deeside manufacturing facility which came on-stream in January 2002.

Prior to mid November 2001 Glycosal® had approval for sale in the US only to those doctors' clinics licensed for "moderately complex" procedures. While this was only a minority part of the overall market, our marketing partner Bio-Rad Laboratories has a significant focus within this area. Following this date, and having secured CLIA-waiver approval, allowing use by any healthcare professional at any location within the US, the anticipated upsurge in sales from our expanded use indication did not materialise. This was not of immediate concern given the speed at which these orders do flow once the correct marketing is in place, as shown by the large recent orders from Cholestech and the agreement with Abbott Laboratories. However, as the 4th quarter progressed it became increasingly clear that much of these sales would be delayed into 2003.

The trend of orders for Glycosal® instruments and cartridges remains volatile and hard to predict. In 2001 we reported sales in excess of 1,500 instruments and 320,000 cartridges. During 2002 we sold a further 726 instruments and 211,000 cartridges. Now, just weeks into our new financial year, we already have a confirmed order book for over 3,500 instruments as well as 500,000 cartridges. The predictability of demand will increase but meanwhile we must learn to live with and to respond to these huge swings in demand.

During the last year we also completed the arrangements and qualification necessary to expand plastic moulding for the Glycosal® test cartridge to meet forecast demand and successfully completed the transfer of the Glycosal® instrument (Haemaquant®) manufacture to a new contractor in China. This will enable us not only to meet forecast demand, but also to improve product margins in the year ahead.

To support the commercialisation of Glycosal® in the US and in the crucial point of care market, we signed a distribution agreement with Cholestech. Launched as the 'Cholestech GDX' at the American Diabetes Association meeting in San Francisco in June 2002, first deliveries were made the following month.

It is now time for Glycosal® to start delivering a commercial return in the most important medical diagnostic market for diabetes products in the world today.

Healthcare

Healthcare sales make up 87% of Group sales and increased during the year by 32% to £8.2m. This growth was driven by the acquisition of Diclomax® in December 2001 and therefore reflects just a 7 month contribution from this product.

Since acquisition, Diclomax® has sold well. While it is still early days, prescriptions are already 3% higher in the last quarter than they were the previous period.

The contribution from this product has had a significant impact on the profitability of this business. Sales of Diclomax®, a high margin product, have replaced sales in previous years of diclofenac, a zero margin product, the only contribution from which was a sales related royalty. The effect of this is shown in the table below.

		TURNOVER		
	Total 2002	*2H 2002*	*1H 2002*	*Total 2001*
	£'m	*£'m*	*£'m*	*£'m*
Diclomax	**3.9**	3.3	0.6	-
Diclofenac*	**0.3**	-	0.3	1.8
Diclofenac royalty	**0.1**	-	0.1	0.3
Other	**3.9**	1.8	2.1	4.1
Total Healthcare	**8.2**	5.1	3.1	6.2

*Sales (ceased during 1H 2002) on which zero margin earned and sales related royalty (Diclofenac royalty above) was received.

The annual payments for the purchase of Diclomax® are in excess of £4.5m. Following the final payment in December 2004, the cash contribution from this product will increase significantly, giving further flexibility for the continued development of this and other businesses.

As mentioned elsewhere in this Report, sales of Pennsaid® were disappointing. The agreement under which Provalis distributed this product has been terminated, and we are seeking compensation.

Excluding Pennsaid® the rest of our drug portfolio also showed encouraging prescription growth. Over the last 12 months Ursofalk® prescriptions rose by 20%, Calceos® by 15% and Clotam Rapid® and Budenofalk® by 11% and 6% respectively.

This strong showing is not reflected in the financial result where revenues of the non-Diclomax® business were more or less flat. One of the key reasons was that changes in both supply chain ordering patterns and wholesaler inventories masked the value of this volume growth. We believe that much of the impact of this has worked through the system and anticipate that revenue growth should again track prescription growth more closely.

Research & Development

R&D within Provalis is focussed upon the development of medical diagnostic tests and devices and the identification and pre-clinical qualification of a range of vaccine candidates.

During the year we were awarded a US patent on Glycosal® that we believe protects our product from competitors who may similarly try to use liquid spectrophotometric methodology in a non-laboratory device. This protected technology is important as it allows us to offer a simple to use test, one of the requirements for CLIA-waived accreditation, which is both cheaper and faster than any other non-laboratory test on the market. Physicians tell us that cost per test, ease of use and speed of result are the three most important factors for physicians within busy surgeries.

Our technology has other applications. The ongoing R&D effort focuses on expanding this technology base, supporting Glycosal®, and developing both G5 and Micro G.

Vaccines R&D has identified a number of potential vaccine candidates designed to prevent various serious infectious diseases. Significant progress was made over the year with Group B *streptococcus* candidates and new patents were filed for additional *streptococcus pneumonaie* and *moraxella catarrhalis* antigens from our work with the University of Canberra.

However, given the still significant costs required to fund the evaluation of lead candidates into clinical trials, the Board concluded that this was beyond the current financial resources of Provalis and a number of these programmes, together with all associated rights, have been offered for sale.

OUTLOOK

The important first quarter of the new financial year has begun well, with a healthy level of sales and orders in both Medical Diagnostics and Healthcare. In fact, the order book is at record levels.

Firm orders now received in the Medical Diagnostics division already exceed the sales that the division recorded during the whole of 2002. In the Healthcare division Diclomax® has responded well to promotion and advertising. This increased sales platform bodes well for the year ahead, in which we expect to report strong sales growth and further progress towards Group operating profitability.

Consolidated Profit & Loss Account

For the year ended 30 June 2002

	Before exceptional items 2002 £'m	Exceptional items Note 3 2002 £'m	Total 2002 £'m	Before exceptional items 2001 £'m	Exceptional items Note 3 2001 £'m	Total 2001 £'m
Turnover	9.4	–	9.4	7.8	–	7.8
Cost of sales	(4.1)	–	(4.1)	(4.7)	–	(4.7)
Gross profit	5.3	–	5.3	3.1	–	3.1
Selling & distribution expenses	(3.2)	–	(3.2)	(2.6)	–	(2.6)
Amortisation	(0.9)	(0.5)	(1.4)	–	–	–
Administration costs	(2.8)	–	(2.8)	(3.2)	0.8	(2.4)
Research & development costs	(3.3)	–	(3.3)	(3.3)	–	(3.3)
Operating loss	(4.9)	(0.5)	(5.4)	(6.0)	0.8	(5.2)
Interest receivable and similar income	0.2	–	0.2	0.5	–	0.5
Loss on ordinary activities before taxation	(4.7)	(0.5)	(5.2)	(5.5)	0.8	(4.7)
Tax on loss on ordinary activities	0.4	–	0.4	0.3	–	0.3
Loss for the financial year	(4.3)	(0.5)	(4.8)	(5.2)	0.8	(4.4)
Loss per share – basic			(1.9)p			(2.0)p

All turnover arises from continuing activities.
There are no recognised gains or losses in either year other than the loss for each period.
No dilution of loss per share would arise from the exercise of share options.

Reconciliation of Movements in Shareholders' Funds

For the year ended 30 June 2002

	2002 £'m	2001 £'m
Shareholders' funds at the beginning of the year	10.6	4.2
Share capital issued	10.8	11.5
Share issue costs	(0.7)	(0.7)
Loss for the financial year	(4.8)	(4.4)
Shareholders' funds at the end of the year	15.9	10.6

Consolidated Balance Sheet
At 30 June 2002

	2002 £'m	2001 £'m
Fixed assets		
Intangible assets	**14.0**	0.5
Tangible assets	**1.6**	1.2
Investments – restricted deposits	**4.9**	7.1
	20.5	8.8
Current assets		
Stocks	**1.4**	0.8
Debtors	**2.4**	2.8
Cash and deposits	**10.4**	8.7
	14.2	12.3
Creditors: Amounts falling due within one year	**(7.5)**	(3.3)
Net current assets	**6.7**	9.0
Total assets less current liabilities	**27.2**	17.8
Creditors: Amounts falling due after more than one year	**(6.4)**	(0.1)
Provisions for liabilities and charges	**(4.9)**	(7.1)
Net assets	**15.9**	10.6
Capital and reserves		
Called-up share capital	**3.3**	2.3
Share premium account	**24.1**	15.0
Merger reserve	**96.3**	96.3
Profit and loss account	**(107.8)**	(103.0)
Equity shareholders' funds	**15.9**	10.6

The accounts were approved by the Board of Directors on 2 September 2002 and were signed on its behalf by:

N Kirkby
Finance Director

P Gould
Chief Executive Officer

Consolidated Cash Flow Statement
For the year ended 30 June 2002

	2002 £'m	2001 £'m
Net cash outflow from operating activities	(3.7)	(6.0)
Returns on investments and servicing of finance		
Interest received	0.2	0.5
Net cash inflow from returns on investments and servicing of finance	0.2	0.5
Taxation		
Research and development tax credit received	0.1	-
Net cash inflow from taxation	0.1	-
Capital expenditure and financial investment		
Purchase of intangible fixed assets	(3.9)	(0.5)
Purchase of tangible fixed assets	(0.8)	(0.5)
Net cash outflow from capital expenditure and financial investment	(4.7)	(1.0)
Net cash outflow before management of liquid resources and financing	(8.1)	(6.5)
Management of liquid resources		
Increase in short term deposits	(0.5)	(4.0)
Net cash outflow from management of liquid resources	(0.5)	(4.0)
Financing		
Issue of ordinary shares	10.8	11.5
Share issue costs	(0.7)	(0.7)
Unsecured loan repayments	(0.3)	(0.2)
Net cash inflow from financing	9.8	10.6
Increase in cash	1.2	0.1

Consolidated Cash Flow Statement – Notes
For the year ended 30 June 2002

(a) Reconciliation of operating loss to operating cash flows

	2002 £'m	2001 £'m
Operating loss	**(5.4)**	(5.2)
Depreciation and impairment of tangible fixed assets	**0.4**	0.4
Amortisation and impairment of intangible fixed assets	**1.4**	-
(Decrease) increase in trade creditors	**(0.1)**	0.1
Decrease in other creditors and accruals	**(0.1)**	(0.7)
Increase in stocks	**(0.6)**	-
Decrease (increase) in trade debtors	**0.3**	(0.7)
Decrease in other debtors and prepayments	**0.4**	0.1
Net cash outflow from operating activities	**(3.7)**	(6.0)

(b) Reconciliation of net cash flow to movements in net funds

	2002 £'m	2001 £'m
Increase in cash in the year	**1.2**	0.1
Repayments of unsecured loan	**0.3**	0.2
Short term deposit	**0.5**	4.0
Movement in net funds in the year	**2.0**	4.3
Net funds at 1 July 2001	**8.3**	4.0
Net funds at 30 June 2002	**10.3**	8.3

(c) Analysis of changes in net funds

	As at 1 July 2001 £'m	Cash flow £'m	As at 30 June 2002 £'m
Cash	0.7	1.2	**1.9**
Short term deposits	8.0	0.5	**8.5**
Cash and deposits	8.7	1.7	**10.4**
Unsecured loan due in under one year	(0.3)	0.2	**(0.1)**
Unsecured loan due in more than one year	(0.1)	0.1	-
Net funds	8.3	2.0	**10.3**

1. Basis of accounting and preparation

The financial information in this announcement does not constitute statutory accounts as defined in Section 240 of the Companies Act 1985. The results in respect of the year ended 30 June 2001 are an abridged version of the full accounts for that year which received an unqualified report from the auditors and have been delivered to the Registrar of Companies.

The preliminary financial information has been prepared using accounting policies consistent with those adopted in the previous statutory accounts (to 30 June 2001). The Group complies with FRS17 'Retirement Benefits', FRS18 'Accounting Policies' and FRS19 'Deferred Tax'.

Statutory accounts for the year ended 30 June 2002, in respect of which KPMG Audit Plc have made an unqualified report, will be delivered to the Registrar of Companies and sent to shareholders. A copy will be available from the Company's registered office at Newtech Square, Deeside Industrial Park, Deeside, Flintshire, CH5 2NT in due course.

2. Segmental analysis by class of business

The analysis by class of business segment of the Group's turnover, loss on ordinary activities before taxation and net assets is set out below.

Turnover

	2002 £'m	2001 £'m
– Medical Diagnostics	0.9	1.3
– Healthcare	8.2	6.2
– Therapeutics R&D	0.3	0.3
	9.4	7.8

(Loss)profit on ordinary activities before taxation

	2002 Ordinary activities £'m	2002 Exceptional items £'m	2002 Total £'m	2001 Ordinary activities £'m	2001 Exceptional items £'m	2001 Total £'m
– Medical Diagnostics*	(3.2)	-	(3.2)	(2.4)	–	(2.4)
– Healthcare	1.3	(0.5)	0.8	0.2	–	0.2
– Therapeutics R&D	(1.4)	-	(1.4)	(1.7)	–	(1.7)
– Common costs	(1.6)	-	(1.6)	(2.1)	0.8	(1.3)
– Net interest receivable	0.2	-	0.2	0.5	–	0.5
	(4.7)	(0.5)	(5.2)	(5.5)	0.8	(4.7)

* Medical Diagnostics loss is stated inclusive of R&D spend of £1.6m (2001: £1.3m).

Net assets	2002 £'m	2001 £'m
– Medical Diagnostics	1.6	–
– Healthcare	3.9	1.5
– Therapeutics R&D	-	0.4
	5.5	1.9
Unallocated assets including cash and deposits	10.4	8.7
	15.9	10.6

3. Exceptional items

Exceptional items included in operating loss

	2002 £'m	2001 £'m
Pennsaid® write off (1)	(0.5)	-
Release of accrual for costs associated with the departure of a former Director (2)	–	0.8
	(0.5)	0.8

Notes

1. This charge writes off the net book value of the investment in Pennsaid® including both the cost of acquisition of the UK distribution rights and the value of any remaining stock holding. The legality of early termination of Provalis' rights under the distribution agreement by Dimethaid, the Canadian owner of Pennsaid, is currently being challenged by Provalis.

2. The release of an accrual for costs associated with the departure of a former director resulted from the withdrawal of an assessment made by the Inland Revenue in respect of tax claims relating to his contract of employment.

3. There are no taxation consequences of the above exceptional items.

4. Intangible fixed assets

	Product rights and licences
	£'m
Cost	
At 1 July 2001	0.5
Additions	14.9
At 30 June 2002	**15.4**
Amortisation	
At 1 July 2001	-
Charge for year	(0.9)
Provision for impairment (see note 3)	(0.5)
At 30 June 2002	**1.4**
Net book value	
At 30 June 2002	**14.0**
At 30 June 2001	0.5

The increase in value of intangible assets reflects the cost of acquisition of Diclomax® from Parke Davis, a subsidiary of Pfizer Inc., on 3 December 2001, for £14.9m (including £0.4m of transaction costs). The asset is being amortised over a period of ten years and the Consolidated Profit & Loss Account contains the first seven months' amortisation of £0.9m.

The cash flow associated with the acquisition of £3.9m includes payment of transaction costs. The remaining £11.0m of deferred acquisition costs is held within creditors (with £6.4m of this due in greater than 1 year) and will be payable in weekly instalments until December 2004.

As security for the payment of the deferred consideration Parke Davis has a fixed and floating charge over the assets of Provalis plc and the assets (excluding book debts) of Provalis Healthcare Limited.

The security offered by Provalis plc will lapse on 3 December 2002 (provided no Event of Default exists) but Provalis plc will continue to cross guarantee the debt which is held by Provalis Healthcare Limited. The security provided by Provalis Healthcare Limited remains in place until all deferred consideration is paid.

The £0.5m provision for impairment is a write down of the investment in Pennsaid® (see note 3).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provalis plc

Date: September 3, 2002

By: ______________________
Name: Lee Greenbury
Title: Secretary